CHURCH & DWIGHT CO., INC AND SUBSIDIARIES

EXHIBIT 12—Ratio of Earnings to Fixed Charges

(Dollars in millions)	Nine months ended	Years ended December 31
	Sept. 30, 2014	2013	2012	2011	2010	2009

Interest expense and amortization of debt expense and premium	$20.5	$27.7	$14.0	$8.7	$27.8	$35.6
Capitalized interest	0.5	0.4	0.8	1.9	1.0	2.3
Interest in rent expense	5.1	6.9	6.8	6.0	5.9	6.8

Total fixed charges	$26.1	$35.0	$21.6	$16.6	$34.7	$44.7

Income before Income Taxes	$464.9	$597.8	$542.5	$494.6	$418.2	$392.2

Plus:
Fixed Charges	26.1	35.0	21.6	16.6	34.7	44.7
Amortization of capitalized interest	0.7	0.9	0.9	0.8	0.7	0.6
Distributed income from equity investment	8.4	7.7	10.3	10.5	8.7	9.3

Less:
Capitalized interest	(0.5)	(0.4)	(0.8)	(1.9)	(1.0)	(2.3)
Equity in earnings from affiliates	(7.9)	(2.8)	(8.9)	(10.0)	(5.0)	(12.1)
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	0.0	0.0	0.0	0.0	0.0	0.0

Earnings as adjusted	$491.7	$638.2	$565.6	$510.6	$456.3	$432.4

Ratio of earnings to fixed charges	18.8	18.2	26.2	30.8	13.1	9.7

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